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                                                                    Exhibit 99.1


                                               [FISHER & PAYKEL HEALTHCARE LOGO]


NEWS RELEASE
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STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)

FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE DENIES CLAIMS OF PATENT INFRINGEMENT

Auckland, New Zealand, 29 August 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC) today refuted claims that the company's Aclaim masks infringe patents and other intellectual property rights held by ResMed, Inc. The Company was advised on 27 August that Resmed had issued a law suit against it relating to the Company's Aclaim nasal masks. The Company said that although it had not yet been served with the suit, it had obtained a copy.

"We have taken legal advice on the suit. We believe that Resmed's claim against Fisher & Paykel Healthcare is without merit and, if required, we will vigorously defend this suit," said Managing Director and Chief Executive Officer Michael Daniell. "At ResMed's invitation we have contacted them with a view to resolving this dispute without unnecessary litigation."

Ends//

Further information can be obtained by contacting Tony Barclay on +64 9 574 0119 at Fisher & Paykel Healthcare Corporation Limited or by visiting the company's website at www.fphcare.com


ABOUT FISHER AND PAYKEL HEALTHCARE

Fisher and Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that represent the company's present expectations or beliefs concerning future events. The company cautions that such statements involve known or unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: foreign exchange currency fluctuations, because its revenues, costs and liabilities are denominated in multiple currencies; competitive factors, because the markets for its products are highly competitive; a change in the technology relating to its products; fluctuations in its future financial results; its ability to protect its proprietary technologies by successfully enforcing its intellectual property rights, and not infringing the patents or proprietary rights of other parties; the ability of patients to be reimbursed by third-party payors; product recalls; and operational, political and other business risks arising from the international scope of its operations. Additional discussion of these and other factors which may cause the company's results or performance to differ materially from those expressed or implied in the forward-looking statements is contained in the company's filings with the US Securities and Exchange Commission, including under the heading "Risk Factors" in its Annual Report on form 20F filed on 1 July 2002. The company does not undertake to publicly update or revise any forward-looking statements.